Exhibit 99.8

NICE to Discuss Securing Major Sporting Events and Combatting Crime
with Social Media at IFSEC International 2014

NICE will also showcase its leading solutions for situation, incident, and intelligent video surveillance management

London, June 12, 2014 – NICE Systems (NASDAQ: NICE) announced today that it will lead several educational sessions on the topics of safe cities, social media, and Physical Security Information Management (PSIM) at IFSEC International 2014, to be held June 17-19 at ExCel in London. It will also showcase its industry-leading solutions for situation, incident and video surveillance management at stand F950.

The IFSEC Academy – the conference’s ground breaking education program – focuses on the key issues faced by the security industry. NICE has been invited to present its expertise on:

•	What a ‘Safe City’ brings to supporting a major sporting event – the positive impact for security, safety and operations – June 18, 14:30
NICE will discuss the challenges and needs associated with providing an all-encompassing safe city solution and the benefits it brings to major sporting events.

•	Social Media – A Crime Fighting Tool? – June 18, 15:30
Citizens are using the Internet to share information, mobilize the community and organize protests and riots. NICE will demonstrate how cities can also use data from online networks when investigating criminal activities.

•	PSIM and Building Management Systems: the benefits of co-location – June 17, 12:30
NICE will address how PSIM solutions can not only support the security and operational needs of an organization but also integrate building management systems – for example, controlling heating/cooling in relation to room use for improved energy efficiency. This provides organizations a holistic enterprise situation management solution.

Throughout the event, NICE will demonstrate the following solutions:

NICE Situator – New mobile and web capabilities extend NICE situation management from the control room to the field, while providing advanced tools for handling complex, multi stakeholder incidents in information rich environments. The latest release also improves visualization of incidents by integrating with advanced organizational and global mapping resources.

NiceVision Net – The latest release of NICE’s intelligent video surveillance solution features new device capabilities to promote recording resiliency, enhanced web client functionality, and a new encoder.

Situator Express – Transforms video surveillance into a complete security management solution, enabling organizations to focus on their core security challenges.

NICE Inform – Integrates multimedia from various security systems to provide a 360-degree view of incidents for investigations, debriefing and training. The latest release synchronizes recorded operator screens with audio, video, GIS and other multimedia, providing insight from every angle.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.